Exhibit 99.1

News Release

2019-14

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1-703-559-7406

Intelsat Announces Pricing of Senior Notes

Luxembourg, 6 June 2019

Intelsat S.A. (NYSE: I) (“Intelsat”) today announced that its indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has priced a private offering of an additional $400 million aggregate principal amount of its 9.750% senior notes due 2025 (the “Notes”), which represents an increase of $100 million from the previously announced $300 million offering, to be sold at an issue price of 100.000% of par plus accrued and unpaid interest from January 15, 2019.

Intelsat Jackson’s obligations under the Notes will be guaranteed by certain of Intelsat Jackson’s subsidiaries that guarantee its obligations under its senior secured credit facilities. In addition, Intelsat, Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., which are direct or indirect parent companies of Intelsat Jackson, will guarantee the Notes as of their issue date.

The net proceeds from the sale of the Notes are expected to be used by Intelsat Jackson for working capital and general corporate purposes, which may include, among other things, the funding of capital expenditures, future strategic transactions and repayment of our existing indebtedness.

The offering of the Notes is expected to close on June 11, 2019, subject to customary closing conditions.

The Notes will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act and applicable exemptions from registration, prospectus or like requirements under the laws and regulations of the relevant jurisdictions outside the United States. The Notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes will also not be registered in any jurisdiction outside of the United States and no action or steps will be taken to permit the offer of the Notes in any such jurisdiction where any registration or other action or steps would be required to permit an offer of the Notes.

The Notes may therefore not be offered or sold in any such jurisdiction except pursuant to an exemption from, or in a transaction not subject to, the relevant requirements of laws and regulations of such jurisdictions.

No prospectus as required by the Directive 2003/71/EC (and the implementing laws and regulations in the relevant member states) has been filed with respect to the Notes and therefore no offers of Notes may be made in any Member States of the European Economic Area unless made pursuant to an exemption under the Directive 2003/71/EC (and the implementing laws and regulations in the relevant Member States).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of Intelsat, nor shall there be any offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the completion and timing of the offering of the Notes and the expected use of proceeds therefrom, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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